September 27, 2006

Re:                             Change to the Terms of the Tender Offer for Shares of Brinker International, Inc. and the Extension of the Expiration Date

This letter provides important information concerning the change in the offered prices of the tender offer for shares of common stock of Brinker International, Inc. (“Brinker”), the extension of the expiration date of the tender offer and details regarding instructing Fidelity Management Trust Company (“Fidelity”) with respect to this tender offer.  It also describes the effect of the extension on your individual account under the Brinker International 401(k) Savings Plan (the “Plan”).

Summary of Significant Developments

1.             Brinker’s offer to purchase shares of common stock of Brinker International, Inc. (the “Shares”) for prices not greater than $38.50 nor less than $35.25 per Share (the “Offer”) has been extended until Wednesday, October 11, 2006.

2.             The range of prices for the Offer has been changed to prices not greater than $40.00 nor less than $35.25 per Share.

3.             The maximum number of Shares to be purchased by Brinker through the Offer has been changed from 11,688,311 Shares to 11,250,000 Shares.

4.             As described in the previous Fidelity letter, the deadline for submitting directions to Fidelity with respect to the Offer has been extended until three business days before the Offer deadline.  A Direction Form must be received by 4:00 p.m. Eastern Time, on Friday, October 6, 2006, unless the Offer is further extended.  Fidelity will honor the final Direction Form received from a participant, which will be deemed to supersede any previously received Direction Form for the Offer.  A new Direction Form is included in this mailing.  If you have already submitted a Direction Form with respect to this Offer and indicated that you would accept the final price determined by the Company in the Offer, and do not wish to change that direction, you do not need to take any action in response to the extension.  If you have already submitted a Direction Form with respect to this Offer that specified a price at which you wished to tender your Shares and you wish to direct Fidelity with respect to the amended Offer, you must deliver a new Direction Form to Fidelity.

5.             For purposes of the final tabulation, Fidelity will apply your instructions to the number of Shares attributable to your account as of October 6, 2006, or as of a later date if the Offer is further extended.

6.             In the previously-distributed Fidelity letter, the section entitled LIMITATIONS ON FOLLOWING YOUR DIRECTION references an Offer price range of $35.25 to $38.50.  Please note that with the change in price selections available through the amended Offer,

                        Fidelity’s determination of adequate consideration will be based on the amended Offer price range of $35.25 to $40.00 and the maximum tender price offered by Brinker of $40.00.

7.             For participants that provided directions to Fidelity to tender some or all of their Shares prior to September 21, 2006, the freeze on transactions involving the Brinker International Stock Fund (the “Stock Fund”) has been removed.  For participants that provide directions to Fidelity to tender some or all of their Shares prior to the new participant deadline, October 6, 2006, a new freeze on certain Stock Fund transactions will commence at 4:00 p.m. Eastern Time, on October 6, 2006.  During this freeze, withdrawals, loans, distributions and exchanges out of the Stock Fund attributable to your Plan account will be unavailable until all processing related to the Offer has been completed, unless the Offer is further extended or terminated.

8.             The Offer may be further extended.  You can call Fidelity at 1-800-835-5095 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

All other procedures for instructing Fidelity with respect to the Offer remain the same as described in the Fidelity letter to Plan participants dated August 29, 2006.  Brinker’s Offer to Purchase dated August 29, 2006, which was previously distributed to you, and Brinker’s Supplement to the Offer to Purchase, dated September 27, 2006, which is enclosed herewith, both of which can be accessed at www.sec.gov, contain important information concerning the Offer.  Please read all Offer materials carefully.  If you require additional information concerning the procedure to tender Shares credited to your individual account, please call Fidelity at 1-800-835-5095.

If you have additional questions concerning the terms and conditions of the tender offer, you may call D.F. King & Co., Inc., the Information Agent, toll free at (800) 578-5378 or collect at (212) 269-5550.

Sincerely,

Fidelity Management Trust Company

DIRECTION FORM
BRINKER INTERNATIONAL, INC. TENDER OFFER
BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY THE
OFFER TO PURCHASE AND ALL OTHER ENCLOSED MATERIALS.

PLEASE NOTE THAT IF YOU DO NOT SEND IN A PROPERLY COMPLETED, SIGNED DIRECTION FORM, OR IF SUCH DIRECTION FORM IS NOT RECEIVED BY 4:00 P.M., EASTERN TIME ON FRIDAY, OCTOBER 6, 2006, UNLESS THE TENDER OFFER IS EXTENDED, THE BRINKER SHARES ATTRIBUTABLE TO YOUR ACCOUNT UNDER THE PLAN WILL NOT BE TENDERED IN ACCORDANCE WITH THE TENDER OFFER, UNLESS OTHERWISE REQUIRED BY LAW.

Fidelity Management Trust Company (“Fidelity”) makes no recommendation to any participant in the Brinker International 401(k) Savings Plan (the “Plan”) as to whether to tender or not, or at which prices. Your direction to Fidelity will be kept confidential.

This Direction Form, if properly signed, completed and received by Fidelity’s tender offer tabulator in a timely manner, will supersede any previous Direction Form.  If you have already submitted a Direction Form with respect to this Offer and indicated that you would accept the final price determined by the Company in the Offer, and do not wish to change that direction, you do not need to take any action in response to the extension.  If you have already submitted a Direction Form with respect to this Offer that specified a price at which you wished to tender your Shares and you wish to direct Fidelity with respect to the amended Offer, you must deliver a new Direction Form to Fidelity.

Date

Please Print Name

Signature

As of September 26, 2006, the number of shares attributable to your account in the Plan is shown to the right of your address.

In connection with the Offer to Purchase made by Brinker International, Inc., dated August 29, 2006, as amended and supplemented by the Supplement to the Offer to Purchase, dated September 27, 2006, I hereby instruct Fidelity to tender the shares attributable to my account under the Plan as of October 6, 2006, unless a later deadline is announced, as follows (check only one box and complete):

(CHECK BOX ONE OR TWO)

☐	1.	Please refrain from tendering and continue to HOLD all Shares attributable to my individual account under the Plan.

☐	2.

Please TENDER Shares attributable to my individual account under the Plan in the percentage indicated below for each of the prices provided. A blank space before a given price will be taken to mean that no shares attributable to my account are to be tendered at that price. FILL IN THE TABLE BELOW ONLY IF YOU HAVE CHECKED BOX 2.

Percentage of Shares to be Tendered (The total of all percentages must be less than or equal to 100%. If the total is less than 100%, you will be deemed to have directed Fidelity NOT to tender the remaining percentage.)

% at $35.25	% at $36.50	% at $37.50	% at $38.50	% at $39.50

% at $35.50	% at $36.75	% at $37.75	% at $38.75	% at $39.75

% at $35.75	% at $37.00	% at $38.00	% at $39.00	% at $40.00

% at $36.00	% at $37.25	% at $38.25	% at $39.25	% at TBD**

% at $36.25

** By entering a percentage on the % line at TBD, the undersigned is willing to accept the Purchase Price resulting from the Dutch Auction, for the percentage of shares elected. This could result in receiving a price per share as low as $35.25 or as high as $40.00 per share.